Exhibit 99.1

500.com Limited Announces Financial Results For the Fourth Quarter and Full Year of 2015

SHENZHEN, China, February 24, 2016—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the fourth quarter and full year of 2015.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate any revenue from sports lottery sales in the fourth quarter of 2015. The Company recorded an operating loss for the fourth quarter of 2015.

Investment in Sumpay.cn

On December 20, 2015, the Company invested RMB233.1 million through Shenzhen Tongfu Pay Co., Ltd. to acquire 63% equity interests in Zhejiang Shangmeng Technology Co., Ltd. (“Sumpay.cn”) and its wholly owned subsidiaries Shangmeng Business Services Co., Ltd., and Hangzhou Laiqi Information Technology Co., Ltd. The main purpose of the acquisition is to improve cost efficiency of the Company’s payment processing while helping Sumpay.cn to grow and diversify its online payment services business.

Fourth Quarter 2015 Highlights

•	Total purchase amount of sports lottery was nil, compared with nil for the third quarter of 2015, and RMB1,757.9 million for the fourth quarter of 2014.

•	Net revenues were RMB0.7 million (US$0.1 million), compared with nil for the third quarter of 2015, and RMB146.2 million for the fourth quarter of 2014.

•	Operating loss was RMB72.3 million (US$11.2 million), compared with operating loss of RMB79.2 million for the third quarter of 2015, and operating profit of RMB19.0 million for the fourth quarter of 2014.

•	Non-GAAP[1] operating loss was RMB37.8 million (US$5.8 million), compared with non-GAAP operating loss of RMB44.7 million for the third quarter of 2015, and non-GAAP operating profit of RMB56.3 million for the fourth quarter of 2014.

•	Net loss attributable to 500.com was RMB109.7 million (US$16.9 million), compared with net loss attributable to 500.com of RMB80.7 million for the third quarter of 2015, and net profit attributable to 500.com of RMB14.5 million for the fourth quarter of 2014.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, and deferred tax expenses relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release.

Full Year 2015 Highlights

•	Net revenues were RMB99.6 million (US$15.4 million), representing a 82.8% decrease from net revenues of RMB579.7 million for the full year 2014.

•	Operating loss was RMB301.4 million (US$46.5 million), representing a 301.6% decrease from operating profit of RMB149.5 million for the full year 2014.

•	Net loss attributable to 500.com was RMB323.9 million (US$50.0 million), representing a 306.3% decrease from net income attributable to 500.com of RMB157.0 million for the full year 2014.

•	Non-GAAP net loss attributable to 500.com was RMB125.2 million (US$19.3 million), representing a 150.7% decrease from non-GAAP net income attributable to 500.com of RMB247.0 million for the full year 2014.

•	Basic and diluted loss per ADS were RMB8.40 and RMB8.40, respectively.

•	Non-GAAP basic and diluted loss per ADS were RMB3.25 and RMB3.25, respectively.

Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial and operational results for the fourth quarter and full year of 2015. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

“During the fourth quarter, we invested RMB233.1 million in Sumpay.cn, a company licensed to provide third-party payment services in China. This investment will enable us to increase efficiency and reduce costs related to third-party payment transactions on our platform as well as help Sumpay.cn diversify its online payment services business.”

Fourth Quarter 2015 Operational Results

Due to the temporary suspension, no operational results were recorded and presented currently.

Fourth Quarter 2015 Financial Results

Net Revenues

Net revenues were RMB0.7 million (US$0.1 million), compared with nil for the third quarter of 2015, and RMB146.2 million for the fourth quarter of 2014. Net revenues for the fourth quarter of 2015 were primarily generated from the rendering of technical and data maintenance services by Sumpay.cn.

Operating Expenses

Operating expenses were RMB75.8 million (US$11.7 million), representing a decrease of 44.8% from RMB137.3 million during the fourth quarter of 2014, and a decrease of 6.9% from RMB81.4 million during the third quarter of 2015. The year-over-year and sequential decreases were mainly due to a decrease in promotional and advertising expenses as a result of the temporary suspension, and a decrease in share-based compensation expenses associated with share options granted to the Company’s employees.

Cost of services was RMB3.5 million (US$0.5 million), representing a decrease of 76.2% from RMB14.7 million during the fourth quarter of 2014, and an increase of 2.9% from RMB3.4 million during the third quarter of 2015. The year-over-year decrease was mainly due to a decline in account handling expenses related to the Company’s mobile distribution channels as a result of the temporary suspension since March 2015, and a decline in bonus paid to employees.

Sales and marketing expenses were RMB8.7 million (US$1.3 million), representing a decrease of 80.1% from RMB43.7 million during the fourth quarter of 2014, and a decrease of 37.0% from RMB13.8 million during the third quarter of 2015. The year-over-year decrease was mainly due to a decline in promotional activities as a result of the temporary suspension, a decline in advertising expenses associated with the Company’s marketing campaign on TV and other media, as well as a decline in bonus paid to employees. The sequential decrease was mainly due to a decline in advertising expenses associated with the Company’s marketing campaign on TV and other media.

General and administrative expenses were RMB47.9 million (US$7.4 million), representing a decrease of 11.1% from RMB53.9 million during the fourth quarter of 2014, and a decrease of 1.2% from RMB48.5 million during the third quarter of 2015. The year-over-year decrease was attributable to a decline in office supply expenses, a decline in share-based compensation expenses associated with share options granted to the Company’s employees, as well as a reversal of bad debt provision of RMB7.6 million due to the Company collecting account receivables of RMB4.1 million and RMB3.5 million in the fourth quarter of 2015, and first quarter of 2016, respectively, partially offset by an impairment loss on equity investment of RMB5.0 million.

Service development expenses were RMB15.7 million (US$2.4 million), representing a decrease of 37.2% from RMB25.0 million during the fourth quarter of 2014, and an increase of 0.6% from RMB15.6 million during the third quarter of 2015. The year-over-year decrease was mainly due to a decline in consulting expenses, and a decline in bonus paid to employees.

Operating Loss

Operating loss was RMB72.3 million (US$11.2 million), compared with operating profit of RMB19.0 million during the fourth quarter of 2014, and operating loss of RMB79.2 million during the third quarter of 2015. The Company did not generate any revenue from sports lottery sales in the fourth quarter of 2015 due to the temporary suspension, which materially affected operating results for the fourth quarter of 2015. The sequential decrease was mainly due to a decline in advertising expenses associated with the Company’s marketing campaign on TV and other media.

Non-GAAP operating loss was RMB37.8 million (US$5.8 million), compared with non-GAAP operating profit of RMB56.3 million during the fourth quarter of 2014, and non-GAAP operating loss of RMB44.7 million during the third quarter of 2015.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB109.7 million (US$16.9 million), compared with net profit attributable to 500.com of RMB14.5 million during the fourth quarter of 2014, and net loss attributable to 500.com of RMB80.7 million during the third quarter of 2015. The changes were primarily attributable to the material adverse impact of the temporary suspension.

Non-GAAP net loss attributable to 500.com was RMB31.3 million (US$4.8 million), compared with non-GAAP net income attributable to 500.com of RMB51.8 million during the fourth quarter of 2014, and non-GAAP net loss attributable to 500.com of RMB46.1 million during the third quarter of 2015.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB2.62 and RMB2.62, respectively.

Non-GAAP basic and diluted net loss per ADS were RMB0.75 and RMB0.75, respectively.

Full Year 2015 Financial Results

Net revenues for the full year 2015 were RMB99.6 million (US$15.4 million), representing a 82.8% decrease from net revenues of RMB579.7 million for the full year 2014.

Operating loss for the full year 2015 was RMB301.4 million (US$46.5 million), representing a 301.6% decrease from operating profit of RMB149.5 million for the full year 2014.

Net loss attributable to 500.com for the full year 2015 was RMB323.9 million (US$50.0 million), representing a 306.3% decrease from net income attributable to 500.com of RMB157.0 million for the full year 2014.

Non-GAAP net loss attributable to 500.com for the full year 2015 was RMB125.2 million (US$19.3 million), representing a 150.7% decrease from non-GAAP net income attributable to 500.com of RMB247.0 million for the full year 2014.

Basic and diluted loss per ADS were RMB8.40 and RMB8.40, respectively.

Non-GAAP basic and diluted loss per ADS were RMB3.25 and RMB3.25, respectively.

Cash and Cash Equivalents

As of December 31, 2015, the Company had cash and cash equivalents of RMB400.7 million (US$61.9 million), restricted cash[2] of RMB10.6 million (US$1.6 million) and time deposits[3] of RMB1,220.8 million (US$188.5 million), compared with cash and cash equivalents of RMB652.7 million, restricted cash of RMB203.9 million and time deposits of RMB991.1 million as of September 30, 2015.

Account Receivables

As of December 31, 2015, the Company had gross account receivables of RMB23.6 million (US$3.6 million), compared with RMB27.5 million as of September 30, 2015. The Company made a bad debt provision of RMB30.3 million during the first quarter of 2015, after assessing the collectability of the account receivables. The Company subsequently collected account receivables of RMB1.8 million, RMB1.1 million, RMB4.1 million, and RMB3.5 million in the second, third and fourth quarters of 2015, and the first quarter of 2016, respectively, from three provincial sports lottery administration centers.  As a result, the Company wrote back a bad debt provision in the aggregate amount of RMB10.5 million accordingly.

Prepayments and Other Current Assets

As of December 31, 2015, the balance of prepayment and other current assets was RMB30.9 million (US$4.8 million), compared with RMB24.2 million as of September 30, 2015. The balance as of December 31, 2015 mainly included: (i) the current portion of deferred expenses of RMB6.0 million (US$0.9 million); (ii) interest receivable of RMB5.2 million (US$0.8 million); (iii) deposits receivable from merchants of RMB7.0 million (US$1.1 million); and (iv) other receivables of RMB12.7 million (US$2.0 million).

2 Restricted cash represents government grants received but pending final clearance.

3 Time deposits represent six-month fixed-interest deposits with commercial banks.

Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4778 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities, and deferred tax expense relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi("RMB") and U.S. dollars("US$"), except for number of shares)

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	485,556	400,657	61,851
Restricted cash	12,669	10,599	1,636
Time deposits	415,903	1,220,797	188,459
Short-term investments	70,182	45,540	7,030
Accounts receivable	74,445	3,638	562
Prepayments and other current assets	157,887	30,855	4,762
Deferred tax assets, current portion	39,761	-	-
Total current assets	1,256,403	1,712,086	264,300

Non-current assets:
Property and equipment, net	41,075	44,194	6,822
Intangible assets, net	3,354	200,148	30,898
Goodwill	-	64,899	10,019
Deposits	10,071	1,217	188
Long-term investments	6,652	60,332	9,314
Deferred tax assets, non-current	343	-	-
Other non-current assets	1,794	1,621	250
Total non-current assets	63,289	372,411	57,491

TOTAL ASSETS	1,319,692	2,084,497	321,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	106	16
Accrued payroll and welfare payable	30,634	15,890	2,453
Accrued expenses and other current liabilities	117,992	140,612	21,707
Income tax payable	9,250	1,214	187
Total current liabilities	157,876	157,822	24,363

Non-current liabilities:
Long-term payables	44,194	46,928	7,244
Deferred tax liabilities	-	13,411	2,070
Total non-current liabilities	44,194	60,339	9,314

Total liabilities	202,070	218,161	33,677

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2014 and December 31, 2015; 254,844,582 and 334,034,932 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively	85	110	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2014 and December 31, 2015; 96,634,529 and 84,999,159 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively	36	32	5
Additional paid-in capital	1,106,234	2,022,369	312,200
Treasury shares	-	(8,773)	(1,354)
Accumulated deficit	(11,370)	(335,363)	(51,771)
Accumulated other comprehensive income	22,637	89,488	13,815
Total 500.com Limited shareholders’ equity	1,117,622	1,767,863	272,912
Noncontrolling interests	-	98,473	15,202
Total shareholders' equity	1,117,622	1,866,336	288,114

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,319,692	2,084,497	321,791

500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2014	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Net Revenues	146,230	707	109	579,717	99,552	15,368

Operating expenses:
Cost of services	(14,747)	(3,460)	(534)	(53,909)	(24,355)	(3,760)
Sales and marketing	(43,711)	(8,715)	(1,345)	(173,883)	(87,022)	(13,434)
General and administrative	(53,878)	(47,937)	(7,400)	(156,309)	(232,244)	(35,852)
Service development expenses	(25,009)	(15,721)	(2,427)	(59,398)	(63,296)	(9,771)
Write-off of deferred offering expenses	-	-	-	(3,241)	-	-
Total operating expenses	(137,345)	(75,833)	(11,706)	(446,740)	(406,917)	(62,817)
Other operating income	8,231	1,627	251	17,414	6,910	1,067
Government grant	2,335	1,353	209	3,643	2,022	312
Other operating expense	(403)	(140)	(22)	(4,527)	(2,975)	(459)
Operating profit (loss)	19,048	(72,286)	(11,159)	149,507	(301,408)	(46,529)
Interest income	4,353	7,698	1,188	17,009	20,589	3,178
Interest expense	-	(310)	(48)	(356)	(2,138)	(330)
Loss from equity method investments	-	(118)	(18)	-	(407)	(63)
Changes in fair value of the structured deposit	(1,124)	-	-	(1,124)	1,124	174
Income (loss) before income tax	22,277	(65,016)	(10,037)	165,036	(282,240)	(43,570)
Income tax expense	(7,736)	(45,004)	(6,947)	(7,987)	(41,969)	(6,479)
Net income (loss)	14,541	(110,020)	(16,984)	157,049	(324,209)	(50,049)
Less: Net loss attributable to the non-controlling interests	-	(312)	(48)	-	(312)	(48)
Net income (loss) attributable to 500.com Limited	14,541	(109,708)	(16,936)	157,049	(323,897)	(50,001)
Other comprehensive income
Foreign currency translation gain	6,082	26,257	4,053	12,145	66,851	10,320
Other Comprehensive Income, net of tax	6,082	26,257	4,053	12,145	66,851	10,320
Comprehensive Income (loss)	20,623	(83,763)	(12,931)	169,194	(257,358)	(39,729)
Comprehensive Income (loss) attributable to 500.com Limited	20,623	(83,451)	(12,883)	169,194	(257,046)	(39,681)

Earnings (loss) per share attributable to 500.com Limited
Basic	0.04	(0.26)	(0.04)	0.46	(0.84)	(0.13)
Diluted	0.04	(0.26)	(0.04)	0.44	(0.84)	(0.13)
Earnings (loss) per ADS* attributable to 500.com Limited
Basic	0.41	(2.62)	(0.40)	4.62	(8.40)	(1.30)
Diluted	0.41	(2.62)	(0.40)	4.39	(8.40)	(1.30)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	350,604,986	418,952,526	418,952,526	339,782,819	385,590,213	385,590,213
Diluted	358,970,329	418,952,526	418,952,526	357,848,704	385,590,213	385,590,213

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2014	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating profit (loss)	19,048	(72,286)	(11,159)	149,507	(301,408)	(46,529)
Adjustment for share-based compensation expenses	37,251	34,530	5,331	89,922	158,628	24,488
Adjusted operating profit (loss) (non-GAAP)	56,299	(37,756)	(5,828)	239,429	(142,780)	(22,041)

Net income (loss) attributable to 500.com Limited	14,541	(109,708)	(16,936)	157,049	(323,897)	(50,001)
Adjustment for share-based compensation expenses	37,251	34,530	5,331	89,922	158,628	24,488
Adjustment for deferred tax expenses relating to valuation allowance	-	43,851	6,769	-	40,105	6,191
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	51,792	(31,327)	(4,836)	246,971	(125,164)	(19,322)

Earnings (loss) per share attributable to 500.com Limited (non-GAAP)
Basic	0.15	(0.07)	(0.01)	0.73	(0.32)	(0.05)
Diluted	0.14	(0.07)	(0.01)	0.69	(0.32)	(0.05)
Earnings (loss) per ADS* attributable to 500.com Limited (non-GAAP)
Basic	1.48	(0.75)	(0.12)	7.27	(3.25)	(0.50)
Diluted	1.44	(0.75)	(0.12)	6.90	(3.25)	(0.50)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.